Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of The Finish Line Inc. for the registration of 6,518,971 shares of its common stock and to the incorporation by reference therein of our reports dated May 3, 2007, with respect to the consolidated financial statements of The Finish Line Inc., The Finish Line, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Finish Line Inc., included in its Annual Report (Form 10-K) for the year ended March 3, 2007, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
April 3, 2008